Exhibit 12.1

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Quarter
	ended
	March 31		Years ended December 31
	2013		2012		2011		2010		2009		2008
Earnings:
Income before discontinued operations	$29,703		$129,553		$48,868		$49,162		$43,279		$78,625
Gain on sales of real estate	-		-		-		-		(103)		(4,578)
Interest and amortization expense	28,141		111,888		103,168		87,584		86,016		85,063
Total earnings	$57,844		$241,441		$152,036		$136,746		$129,192		$159,110

Fixed charges:
Interest and amortization expense	$28,141		$111,888		$103,168		$87,584		$86,016		$85,063
Capitalized interest	3,695		10,346		8,240		9,486		10,463		10,908
Preferred stock dividends	1,368		5,472		4,753		2,170		4,860		9,241
Perpetual preferred unit distributions	-		-		1,650		6,300		6,300		9,909
Total fixed charges and preferred stock dividends and preferred unit distributions	$33,204		$127,706		$117,811		$105,540		$107,639		$115,121
Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	1.82	X	1.98	X	1.36	X	1.41	X	1.34	X	1.66	X

Ratio of earnings to combined fixed charges and preferred stock dividends and preferred unit distributions	1.74	X	1.89	X	1.29	X	1.30	X	1.20	X	1.38	X